SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:

Name:  DMR MORTGAGE OPPORTUNITY FUND LP

Address of Principal Business Office (No. & Street, City, State, and Zip Code):

DMR MORTGAGE OPPORTUNITY FUND LP
1800 Tysons Boulevard, Suite 200
McLean, Virginia 22102

Telephone Number (including area code):  (703) 749-8283

Name and Address of Agent for Service of Process:

Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808
County of New Castle

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☐	NO ☑

Item 1.  Exact name of registrant

DMR Mortgage Opportunity Fund LP.

Item 2.  Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The registrant was created under the laws of the State of Delaware on April 7, 2008.

Item 3.  Form of organization of registrant

The registrant is a limited partnership.

Item 4.  Classification of registration

The registrant is a management investment company.

Item 5.  If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company.

The registrant is a closed-end, non-diversified, management investment company.

  Item 6.  Name and address of each investment adviser of the registrant

Declaration Management & Research LLC, 1800 Tysons Boulevard, Suite 200, McLean, Virginia, 22102

  Item 7.  Board of directors of the registrant

William P. Callan, Jr., c/o Declaration Management & Research LLC, 1800 Tysons Boulevard, Suite 200, McLean, Virginia, 22102.

William T. Lloyd, c/o Declaration Management & Research LLC, 1800 Tysons Boulevard, Suite 200, McLean, Virginia, 22102.

Paul F. Malvey, c/o Declaration Management & Research LLC, 1800 Tysons Boulevard, Suite 200, McLean, Virginia, 22102.

David Sislen, c/o Declaration Management & Research LLC, 1800 Tysons Boulevard, Suite 200, McLean, Virginia, 22102.

Item 8.  Not applicable

Item 9.

(a)           No.

(b)           Not applicable.

(c)           The registrant presently proposes to make a public offering of its securities on the earlier of (1) the date that all Capital Commitments to the Fund have been drawn down and (2) May 15, 2009.

(d)           No.

(e)           Not applicable.

Item 10.

The Fund currently has no assets.

Item 11.

No.

Item 12.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the County of Fairfax and the Commonwealth of Virginia on the 12th day of May, 2008.

DMR MORTGAGE OPPORTUNITY FUND LP

By:	/s/ William P. Callan, Jr.
Name: William P. Callan, Jr.
Title: Director

Attest:
Name:
Title: